As filed with the Securities and Exchange Commission on June 21, 2023

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No.1)

MSC INCOME FUND, INC.
(Name of Subject Company (Issuer))

MSC INCOME FUND, INC.
(Names of filing Persons (Offeror and Issuer))

Common Stock, Par Value $0.001 per share
(Title of Class of Securities)

55374X109
(CUSIP Number of Class of Securities)

Dwayne L. Hyzak
Chief Executive Officer
MSC Income Fund, Inc.
1300 Post Oak Boulevard, 8th Floor
Houston, Texas 77056
Telephone: (713) 350-6000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:
Jason B. Beauvais
General Counsel and Chief Compliance Officer
MSC Income Fund, Inc.
1300 Post Oak Boulevard, 8th Floor
Houston, Texas 77056

Harry S. Pangas
Dechert LLP
1900 K Street, NW
Washington, DC 20006-1110
________________

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:	☒

FINAL AMENDMENT TO TENDER OFFER STATEMENT

This Amendment No. 1 supplements and amends the Schedule TO filed with the Securities and Exchange Commission on May 15, 2023 (the “Schedule TO”), as amended, by MSC Income Fund, Inc., an externally managed, non-diversified, closed-end management investment company incorporated in Maryland (the “Company”), in connection with the offer by the Company to purchase for cash, for an aggregate purchase price of not more than $2,000,000 in value of its shares of common stock, par value $0.001 per share, at a price specified by the tendering stockholders of not less than $4.50 per share and not more than $7.67 per share in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions described in the Offer to Purchase, dated May 15, 2023 (the “Offer to Purchase”) and the related Letter of Transmittal, copies of which were previously filed with the Schedule TO (the “Offer”).

This Amendment No. 1 is being filed to amend and supplement certain provisions of the Schedule TO as set forth herein. Except as amended hereby to the extent specifically provided herein, all terms of the Offer and all other disclosures set forth in the Schedule TO and the exhibits thereto remain unchanged and are hereby expressly incorporated into this Amendment No. 1 by reference.

Item 11. Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following:

On June 21, 2023, the Company announced the final results of the Offer, which expired at 5:00 p.m., Central Time, on June 13, 2023. A copy of the press release is filed as Exhibit (a)(5)(A) to this Amendment No. 1 and is hereby incorporated by reference into the Schedule TO and the Offer to Purchase.

Item 12. Exhibits.
Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit to the exhibit index:

EXHIBIT NO.	DESCRIPTION
(a)(5)(A)	Press release dated June 21, 2023 (previously filed as Exhibit 99.1 to the Current Report on form 8-K filed June 21, 2023 and incorporated herein by reference)
107	Filing Fee Table

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	June 21, 2023	MSC INCOME FUND, INC.

		By:	/s/ Cory E. Gilbert
		Name:	Cory E. Gilbert
		Title:	Chief Accounting Officer and Assistant Treasurer